Exhibit 12.1

JANUS CAPITAL GROUP INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in millions)	2012	2011	2010	2009	2008

Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$176.6	$232.8	$245.0	$(750.4)	$206.8

Interest expense	45.0	51.0	63.2	74.0	75.5

Portion of rents representative of an appropriate interest factor	5.2	5.9	5.5	6.7	6.4

Distributed earnings of less than 50% owned affiliates	—	—	—	—	9.0

Income as adjusted	$226.8	$289.7	$313.7	$(669.7)	$297.7

Fixed charges:

Interest expense on indebtedness	$35.7	$48.8	$55.2	$66.5	$72.3

Amortized premiums, discounts and capitalized expenses related to indebtness	9.3	2.2	8.0	7.5	3.2

Portion of rents representative of an appropriate interest factor	5.2	5.9	5.5	6.7	6.4

Total fixed charges	$50.2	$56.9	$68.7	$80.7	$81.9

Ratio of Earnings to Fixed Charges	4.52	5.09	4.57	(8.29)	3.63